FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-265877
DATED OCTOBER 31, 2022
SUSTAINABILITY
OCTOBER 2022
BOND FRAMEWORK
STATE STREET®

2022 SUSTAINABILITY BOND FRAMEWORK 1

CONTENTS

3 STATE STREET OVERVIEW

5 ESG AT STATE STREET

9 STATE STREET SUSTAINABILITY BOND FRAMEWORK

9 Rationale and Types of Issuance

9 Use of Proceeds

12 Project Evaluation and Selection

14 Management of Proceeds

14 Reporting

17 EXTERNAL REVIEW

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2 0 2 2 S U S T A I N A B I L I T Y B O N D F R A M E W O R K                3
STATE STREET OVERVIEW
State Street Corporation is a financial holding company organized in 1969 under the laws of the Commonwealth of Massachusetts. State Street provides financial and managerial support to our legal and operating subsidiaries. Through our subsidiaries, including our principal banking subsidiary, State Street Bank and Trust Company, we provide a broad range of financial products and services to institutional investors worldwide. Unless the context requires otherwise, references to “State Street,” “we,” “our” or similar terms mean State Street Corporation and its subsidiaries on a consolidated basis.
State Street is one of the world’s leading providers of financial services to institutional investors including investment servicing, investment management and investment research and trading. Our operations are organized into two lines of business: Investment Servicing and Investment Management, which are defined based on products and services provided.
I N V E S T M E N T S E R V I C I N G
Our Investment Servicing line of business provides a range of services to our clients. Through State Street
Investment Services, State Street Global Markets, State Street Digital and State Street Alpha,SM we provide services for institutional clients, including mutual funds, collective investment funds and other investment pools, corporate and public retirement plans, insurance companies, investment managers, foundations and endowments worldwide.
Our financial services and products allow our large institutional investor clients to execute financial transactions daily in markets across the globe. As most institutional investors cannot economically or efficiently build their own technology and operational processes necessary to facilitate their global securities settlement needs, our primary role as a global trust and custody bank is to aid our clients to efficiently perform services associated with the clearing, settlement and execution of securities transactions and related payments.
I N V E S T M EN T M A N A G E M E N T
Through State Street Global Advisors, we provide a broad range of investment management strategies and products for our clients. Our investment management strategies and products span the risk/ reward spectrum for equity, fixed income and cash assets, including core and enhanced indexing, multi-asset strategies, active quantitative and fundamental active capabilities and alternative investment strategies. In addition, we provide a breadth of services and solutions, including environmental, social and governance (ESG) investing, defined benefit and defined contribution, and Global Fiduciary Solutions. State Street Global Advisors is also a provider of ETFs, including the SPDR® ETF brand.

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ESG AT STATE STREET
As one of the world’s largest service providers and managers of institutional assets, we believe that our success depends upon the success of our stakeholders – our clients, employees, investors and the communities we serve. We believe addressing ESG issues can help generate better long-term outcomes for these stakeholders.
Our three-pronged ESG approach aligns with our various roles: 1) as an asset manager, 2) as an asset servicer, and 3) as a globally-minded corporation and industry partner. As an asset manager, we engage with portfolio companies through our stewardship practices on ESG issues that we believe drive long-term value. We also offer a wide variety of ESG investment strategies to enable our clients to express their ESG objectives. As an asset servicer, we enable asset owners and asset managers to become more effective in their understanding and usage of ESG as an investment and business lever through, among other things, risk and analytics tools. And as a globally-minded corporation, we have an ESG strategy against which we execute a range of operational initiatives to achieve our own ESG goals. These activities range from managing our organization’s environmental impact, to managing our balance sheet and bolstering inclusion, diversity, and equity across our workforce and suppliers.
E S G P R I N C I P L E S
Our ESG principles represent what we stand for and how we seek to act at a firmwide level. These principles offer an overarching framework of goals to unify our efforts as a company and help inform decision making and engagement with our stakeholders.
• Create value
• Act responsibly
• Amplify our impact
• Be a trusted partner
Create value
We aim to create value not only through our roles as an asset servicer, asset manager, and corporation, but also by considering what is most important to our key stakeholders: clients, investors, employees, suppliers and communities. We conduct a structured periodic review intended to identify which ESG issues are most relevant to these stakeholders, with the expectation that addressing the identified issues drives long-term value creation.

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In our 2021 review, our stakeholders determined the following ESG topics to be the most impactful to State Street:
• Board governance and ESG management
• Climate change
• Data privacy
• Employee experience
• ESG integration
• Inclusion, diversity and equity
• Operational and cyber resilience
• Risk, ethics and compliance
Our annual ESG Report outlines our approach to identifying, managing, monitoring and measuring these important ESG issues. We also deliver an annual Sustainability Accounting Standards Board (SASB) Report and Task Force on Climate-Related Financial Disclosures (TCFD) Report to provide transparency to investors.
We are a signatory to the United Nations Global Compact and have identified a selection of goals where we believe we have the greatest potential for impact, consistent with the United Nations Sustainable Development Goals (SDGs). Our actions to support those goals are outlined in our annual ESG Report.
Act responsibly
Given our size and global reach, as well as the constantly evolving role of the financial sector in the world economy, we are determined to operate in an environmentally and socially responsible way. We carefully manage our operational footprint and have set public goals and targets to help reduce our environmental impacts, which we report on annually in our ESG report.
In addition, our 10 Actions to Address Racism and Inequality reflect our effort to operate in a socially responsible way. Launched in 2020, the 10 Actions to Address Racism and Inequality are designed to promote racial equity in our company, industry and society.
Amplify our impact
Due to our role in the global financial ecosystem, we recognize we have a unique ability to scale our influence and impact. We aim to amplify our impact by focusing our ESG efforts on the areas where we believe we can make a significant difference. These efforts include asset stewardship, corporate activities and our participation in industry organizations and partnerships.
With State Street Global Advisors’ status as one of the largest index providers and investors in globally listed companies, various of our asset stewardship engagements are designed to have an impact and drive positive ESG outcomes for portfolio companies. For example, since launching the Fearless Girl campaign in 2017 to advance gender diversity on corporate boards, more than 60% of the 1,548 publicly traded companies we identified for not having a woman on their board have added at least one woman director.

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To scale our impact on climate change, our CEO chairs the Sustainable Markets Initiative’s Asset Manager and Asset Owner Task Force, a network of global CEOs working together to accelerate the transition to a sustainable future. In addition, State Street Global Advisors is a proud signatory of the Net Zero Asset Managers initiative, an initiative by an international group of asset managers supporting the goal of net zero greenhouse gas emissions by 2050 or sooner.
Be a trusted partner
We take pride in being a trusted partner to our clients as they navigate an evolving ESG landscape and rapidly changing regulatory environment. Our State Street Total ESG product offering provides a multivendor suite of ESG data to meet investment and reporting needs across asset classes and assists clients in implementing active and passive ESG strategies.
Furthering our cross-divisional approach to ESG, our products and services offerings are enhanced by ESG thought leadership and research. State Street Associates, the research arm of State Street Global Markets, provides clients with actionable ESG insights across asset classes.
We are an active industry participant on ESG issues and communicate frequently with regulators and industry associations. These ESG affiliations bolster our expertise and equip us to be a trusted partner.

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2022 SUSTAINABILITY BOND FRAMEWORK 9

STATE STREET SUSTAINABILITY BOND FRAMEWORK

RATIONALE AND TYPES OF ISSUANCES

State Street has developed this Sustainability Bond Framework (the "Framework") to enable its issuance of Green Bonds, Social Bonds, and Sustainability Bonds. Green Bonds are bonds where the proceeds of the issuance, or an equivalent amount, will be allocated to or used to finance or refinance projects with environmental benefits ("Green Projects"), and Social Bonds are bonds where the proceeds of the issuance, or an equivalent amount, will be allocated to or used to finance or refinance projects with positive social outcomes ("Social Projects"). Sustainability Bonds are bonds where the proceeds of the issuance, or an equivalent amount, will be allocated to or used to finance or refinance a combination of both Green and Social Projects. Green, Social, and Sustainability Bonds will be aligned with the International Capital Market Association (ICMA) Green Bond Principles (GBP), Social Bond Principles (SBP), and Sustainability Bond Guidelines (SBG), respectively.

Green Projects and Social Projects are expenditures, investments, and projects that directly support State Street's ESG strategy. Examples of Green Projects and Social Projects are described on pages 10-12.

In line with the ICMA SBG, GBP, and SBP, the Framework includes the following sections:

1. Use of proceeds
2. Project evaluation and selection
3. Management of proceeds
4. Reporting

USE OF PROCEEDS

The uses of proceeds described in the Framework consist of ESG expenditures, investments, and projects executed by multiple teams across State Street, including, but not limited to the following groups: Environmental Sustainability and Global Realty, Tax-Advantaged Investments, Global Credit Finance, Global Inclusion Diversity Equity, Global Supplier Diversity, Global Treasury, and Corporate Citizenship.

10 STATE STREET CORPORATION

State Street will allocate an amount equivalent to the proceeds from its Green Bond, Social Bond and Sustainability Bond issuances to finance and/or refinance projects or assets that meet the criteria of GBP, SBP and SBG, respectively. Proceeds from bond issuances may be allocated to projects or assets funded by State Street up to 36 months prior to the date of the relevant issuance. State Street will aim to allocate an amount equal to the net proceeds raised within 24 months following the issuance date.

Issuances under this Framework may support one or more of eight UN Sustainable Development Goals that State Street has identified as areas where we can be most impactful, including:


3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION

GREEN USE OF PROCEEDS ("GREEN PROJECTS")

Green Buildings


11
13

Eligible projects include investments, expenditures, and financings related to new or existing construction or renovation of commercial buildings that meet third-party recognized sustainable standards or certifications, specifically buildings that have received Leadership in Energy and Environmental Design (LEED) Gold and above, Building Research Establishment Environmental Assessment Method (BREEAM) Excellent or better or Energy Star 85+.

Expenditures may include lease payments on new or existing buildings that have received or are expected to receive one of the above certifications where State Street is the primary (anchor) tenant and/or the building was constructed at State Street's request.

Renewable Energy


7
13

Eligible projects include investments and financings, including tax equity, related to the generation and storage of energy from renewable sources, including wind and solar power (photovoltaic solar).

2022 SUSTAINABILITY BOND FRAMEWORK 11

Environmental Infrastructure & Services

Eligible projects include investments and financings, including funded loans, which promote or enhance access to environmental infrastructure and services, including clean transportation and sustainable water and wastewater management.

CLEAN TRANSPORTATION

Eligible projects include investments and financings in infrastructure and services related to clean transportation extended to "pure play" entities, defined as a borrower or entity where 90% of its activities are derived from the below criteria, or to assets which exclusively align with the below criteria:

- Electric transportation or other zero direct emissions transport
- Transportation which produces <50 gCO_2 per pkm[1] before 2025 and 0 gCO_2 per pkm in 2025 and thereafter

SUSTAINABLE WATER AND WASTEWATER MANAGEMENT

Eligible projects include investments and financings in infrastructure and services related to sustainable water and wastewater treatment extended to "pure play" entities, defined as a borrower or entity where 90% of its activities are derived from wastewater treatment, water supply and/or water distribution, or in assets exclusively related to these activities. Eligible water and wastewater treatment projects will not support or be related to fossil fuel activities, in accordance with EPA requirements.[2]

[1] Per passenger-km
[2] EPA Information Quality Guidelines | US EPA

SOCIAL USE OF PROCEEDS ("SOCIAL PROJECTS")

Affordable Housing

Eligible projects include investments and financings in properties that qualify for nationally recognized affordable housing programs, including:

- Properties that qualify for federal Low Income Housing Tax Credits (LIHTCs) under Section 42 of the Internal Revenue Code
- Properties that qualify as Public Welfare Investments (PWIs) by the Federal Reserve under 12 U.S.C. 24

Affordable housing activities include[3]:

- Investments in an entity that finances, acquires, develops, rehabilitates, manages, sells, or rents housing primarily for low-and moderate-income individuals
- Investments in a project that develops or operates transitional housing for the homeless
- Investments in a project that develops or operates special needs housing for disabled or elderly low- and moderate-income individuals
- Investments in a project that qualifies for the Federal low-income housing tax credit

Target populations: Individuals benefitting from federal public housing programs, including LIHTCs and PWIs, including but not limited to low-to-moderate-income (LMI)[4] individuals/ households/ communities and the homeless as defined by federal regulations.

[3] eCFR :: 12 CFR 24.6 - Examples of qualifying public welfare investments.
[4] Federal Reserve Board - Resources

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Essential Services
Eligible projects include investments and
financings, including funded loans, which promote or enhance access to essential services, including education and healthcare. Examples include, but are not limited to, construction, maintenance, and acquisition of facilities and equipment for or that enhance access to:
• Public pre-K, elementary education, and secondary education
• Public not-for-profit healthcare systems and higher education. For these types of projects State Street will prioritize investments and financings for healthcare systems that have programs to promote the health and well-being of underserved individuals and communities, particularly those with limited access to healthcare, and public higher education systems that have programs and policies to promote access and affordability
Socioeconomic Advancement & Employment
Expenditures may include, but are not limited to:
• Expenditures for the procurement of products and services from certified or classified diverse suppliers and/or service providers
• State Street Foundation grants aimed to support target populations with a focus on racial equity, social justice, education or workforce development
• Deposit placements with certified Community Development Financial Institutions (CDFIs) or Minority Depository Institutions (MDIs) as defined by the Federal Deposit Insurance Corporation (FDIC) aimed to support target populations
• Financings and investments of community-based Community Development Corporations (CDCs) and Community Development Financial Institutions (CDFIs), certified by the U.S. Department of the Treasury Community Development Financial Institutions Fund aimed to support target populations
• All other Inclusion, Diversity, and Equity (IDE) strategic initiatives aiming to support State Street’s
10 Actions to Address Racism and Inequality with a focus on external partnerships that enable and accelerate learning and development programs, anti-racism training and education, financial access, diverse recruiting and professional opportunities for target populations
Target population: Underrepresented populations and communities including women, ethnic/racial minority groups, LGBTQ+ community, veterans and people with disabilities.
P R OJ E C T E V A L U A T I O N A N D S E L E C T I O N
In determining whether the proceeds (or equivalent amounts) from Green, Social or Sustainability Bond issuances may be allocated to a particular expenditure, investment or project, each expenditure,

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investment or project must meet State Street’s eligibility criteria set forth in this Framework while not triggering the exclusionary criteria detailed below (collectively, the “eligibility criteria”). Each expenditure, investment or project (collectively, the “ESG Bond project portfolio”) will be recommended by State Street’s ESG Bond Working Group (EBWG) and approved by State Street’s ESG Bond Issuance Committee (EBIC). The ESG Bond project portfolio will then be monitored by both the EBWG and the EBIC on at least a quarterly basis.
The EBWG manages all activities related to project evaluation and selection, management of proceeds; and reporting and is responsible for reviewing, confirming, and screening potentially eligible projects tagged to either or both eligible Green Projects and/or eligible Social Projects. The EBWG includes representation from Global Treasury, Global ESG, Global Inclusion Diversity Equity, Global Credit Finance, Tax-Advantaged Investments, Global Supplier Diversity, State Street Foundation, Legal, Controller, Compliance, Corporate Audit, Enterprise Risk Management, Investor Relations, Corporate Communication & Marketing, and other relevant business teams.
The EBIC is responsible for the review, approval, and oversight of all State Street Green, Social and Sustainability Bond issuances executed by Global Treasury, with the underlying use of the bond proceeds managed by the individual business teams within the committee. The EBIC is responsible for the Framework and all EBWG activities. The EBIC includes senior representation from the following State Street teams: Global Treasury, Global ESG, Global Inclusion Diversity Equity, Global Credit Finance, Tax-Advantaged Investments, Global Supplier Diversity, State Street Foundation, Legal,
Controller, Compliance, Corporate Audit, Enterprise Risk Management, Investor Relations, Corporate Communication & Marketing, and other relevant business teams.
Any changes to the eligibility criteria or the ESG Bond project portfolio will be managed and reviewed by the EBWG and approved by the EBIC.
Exclusion Criteria
State Street will not knowingly allocate the proceeds of any Green, Social or Sustainability Bond issuance to activities related directly to:
• The exploration, production of, or transportation of fossil fuels (e.g. coal, oil, gas)
• The exploitation of human rights including modern slavery, servitude, forced or compulsory labor (including child labor), and human trafficking
• Private, for-profit prisons and immigration detention centers
• Weapons
• Gambling
• Adult Entertainment
• Tobacco
• Alcohol

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M A N A G EM EN T O F P R O C E E D S
The EBWG will track the amount of net proceeds from the issuance of any Green, Social and Sustainability Bonds allocated towards the eligible projects. The EBWG will meet at least quarterly to evaluate whether the aggregate amount allocated to the ESG Bond project portfolio is equal to or greater than the net proceeds attributable to State Street’s Green, Social and Sustainability Bonds using the ESG Bond register which will be mapped to the general ledger.
Pending allocation, an amount equal to the net proceeds from the issuance of any Green, Social and Sustainability Bonds may be held in accordance with internal investment policy, temporarily invested in cash, cash equivalents, and/or high-quality marketable securities. Any payment of principal and interest on any Green, Social and Sustainability Bonds will be made from the general corporate account and will not be linked to the performance of any eligible project.
If a project in the ESG Bond project portfolio is terminated early or State Street learns that a project no longer meets the eligibility criteria, State Street intends to reallocate the equivalent amount of remaining net proceeds into other eligible projects during the term of the relevant bond.
Any changes to the ESG Bond project portfolio will be managed and reviewed by the EBWG and approved by the EBIC. The EBIC is also responsible for continued evaluation of the eligibility criteria.
R E P OR T I NG
Annually, until full allocation of an amount equal to the net proceeds from the sale of any Green, Social and Sustainability Bonds, and on a timely basis in case of important developments, State Street will publish a Sustainability Bond Report that will include:
• The total amount of net proceeds from the sale of any Green, Social and Sustainability Bonds allocated to eligible projects
• The amount of net proceeds allocated by eligible use-of-proceeds category
• Examples of eligible projects, where practical
• The amount of net proceeds yet to be allocated to eligible projects at the end of the reporting period
• Impact metrics, where practical (which may include the metrics listed below)
The Sustainability Bond Report will include information at a level we deem appropriate based on confidentiality, commercial and other relevant considerations.

2022 SUSTAINABILITY BOND FRAMEWORK 15

Potential impact metrics

Green Buildings

- Number of buildings funded
- Levels of certifications by buildings funded

Renewable Energy

- kWh of electricity produced
- Total new installed capacity

Environmental Infrastructure & Services

- Number of water treatment services funded
- Number of transportation systems funded

Affordable Housing

- Number of units funded

Essential Services

- Number of healthcare facilities funded
- Number of education institutions funded

Socioeconomic Advancement & Employment

- Number of Tier 1 and Tier 2 diverse suppliers by diversity classification
- Number of State Street Foundation grants by social cause
- Number of strategic external and internal partnerships and programs

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2022 SUSTAINABILITY BOND FRAMEWORK 17

EXTERNAL REVIEW

SECOND-PARTY OPINION

State Street has obtained a Second-Party Opinion (SPO) on the Framework from an experienced independent SPO provider. The SPO articulates the SPO provider's opinion on the Framework's impact and alignment with the ICMA Sustainability Bond Guidelines. The SPO will be publicly available on State Street's Investor Relations website (investors.statestreet.com under "filings and reports") and the SPO provider's website.

ASSURANCE

Each Sustainability Bond Report will be accompanied by an attestation from an independent registered public accounting firm with respect to such firm's examination of the assertion by State Street's management team as to the aggregate amount of net proceeds allocated to specific categories of eligible projects, which examination will be conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.

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D I S C L A I M ER
The information contained in the Framework is provided as of the date of the Framework and is subject to change without notice. State Street reserves the right to update the Framework at any time in its sole discretion; however, it does not assume any responsibility or obligation to update or revise the statements contained in the Framework, regardless of whether those statements are affected by the results of new information, future events or otherwise.
The Framework is not intended to, nor can it be relied on, to create legal relations, rights or obligations. The Framework is intended to provide non-exhaustive, general information. The Framework may contain public information not separately reviewed, approved or endorsed by State Street and accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by State Street as to the fairness, accuracy, reasonableness or completeness of such information. This material is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to law or regulation. The Framework does not incorporate any materials by reference (and no reference to other materials shall be deemed to be an incorporation by reference of those materials)
The Framework contains statements regarding State Street’s plans with respect to its possible issuances of Green, Social or Sustainability Bonds and other statements about future events and expectations, including with respect to State Street’s sustainability strategy and other ESG initiatives, that are forward-looking statements. Such statements are based on the current beliefs and expectations of State Street and are subject to significant risks and uncertainties, which may change over time. In particular, future events or circumstances may change State Street’s approach to possible Green, Social or Sustainability Bond issuances or result in changes to the Framework or to State Street’s sustainability strategy. Thus, there can be no assurance that the financing for any sustainability or ESG strategies will be implemented in the manner set forth in the Framework or will achieve the results or outcome (environmental, social or otherwise) originally expected or anticipated by State Street or as contemplated by the Framework.
Additionally, the description of eligible projects set forth under the heading “Use of Proceeds” in the Framework is for illustrative purposes only and no assurance can be provided that the proceeds of any issuance of Green, Social or Sustainability Bonds by us will be allocated to fund transactions with these specific characteristics. State Street’s activities in general, which may affect any Green, Social or Sustainability Bonds that it issues, are also subject to certain risks and uncertainties that are described in State Street’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. Those reports are available on State Street’s website (https://investors.statestreet.com/filings-reports/ sec-filings/default.aspx) and on the Securities and Exchange Commission’s website (www.sec.gov). State Street does not undertake to update any forward-looking statements. None of the projections, expectations, estimates or prospective statements in the Framework should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such projections, expectations, estimates or prospective statements have been prepared are correct or exhaustive or, in the case of assumptions, fully stated in the Framework.
No representation is made as to the suitability of any issuance of Green, Social or Sustainability Bonds to fulfill environmental and sustainability criteria required by prospective investors. Each potential investor should determine for itself the relevance of the information contained or referred to in the Framework or the relevant bond documentation regarding the use of proceeds, and its purchase should be based upon such investigation as such potential investor deems necessary. Each potential investor should be aware that eligible projects may not satisfy the investor’s expectations concerning environmental or sustainability benefits, and may result in adverse impacts. Furthermore, it should be noted that there is currently no universally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “green,” “sustainable,” “social” or an equivalently-labelled project or as to what precise attributes are required for a particular project to be considered “green,” “sustainable,” or “social” nor can any assurance be given that a clear definition or consensus will develop over time.

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We have filed a registration statement (including a base prospectus) (File No. 333-265877), and we will file an accompanying prospectus supplement with the Securities and Exchange Commission for any offering to which this communication relates. Before you invest, you should read the base prospectus and the accompanying prospectus supplement and the other documents we have filed with the Securities and Exchange Commission for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (617) 786-3000. The Framework is not, does not contain and may not be intended as an offer to sell or a solicitation of any offer to buy any securities issued by State Street in any jurisdiction in which it is unlawful to do so, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession such documents may come must inform themselves about, and observe, any applicable restrictions on distribution. If any offer to sell or solicitation of any offer to buy any securities issued by State Street is made, it will be made pursuant to separate and distinct documentation in the form of a prospectus supplement, an accompanying prospectus or other equivalent document and a related pricing term sheet (collectively, the “Offering Documents”). Any decision to subscribe for or purchase any securities pursuant to such offer or solicitation should be made only after carefully reviewing such Offering Documents, including any documents incorporated by reference therein, and consulting with any legal, tax, financial and other advisors, as appropriate.